PROGEN
                                                              INDUSTRIES LIMITED

                                                          P.O.  Box 2403 Toowong
                                                       Queensland 4066 Australia
                                                      Telephone: +61 7 3842 3333
                                                     Facsimile:  +61 7 3720 9624

                                                               ABN 82 010 975 61



6 March 2006


The Manager
Company Announcements Platform
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY  NSW 2000

Dear Sir

RE:   CHANGE OF ADDRESS

Effective Monday, 6 March 2006 Progen Industries Limited registered office is located at:

          16 Benson Street
          Toowong  Qld  4066

The Company's telephone number has changed to 07 3842 3333 and facsimile number to 07 3720 9624.

Yours sincerely


/s/ Linton Burns


Linton Burns
Company Secretary